American Boarding Company

November 1, 2012

Mr. Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

RE:

American Boarding Company

Amendment No. 3 to Form S-11

File No. 333-180838

Filed October 2, 2012

Dear Mr. Kluck:

American Boarding Company submits this letter to you in response to your letter of October 22, 2012, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

General

1.

We note your response to comment 1 of our comment letter dated September 12, 2012.  Please revise your response to address your policy with respect to each of the types of activities listed in Item 12 of Form S-11.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have revised the filing to address our policy with respect to each of the types of activities listed in Item 12 of Form S-11.  We have provided below a copy of the revised Item 12 as it now appears in the amended filing.

POLICY WITH RESPECT TO CERTAIN ACTIVITIES

Targeted Investments

Our Company policy is to focus on real estate properties within close proximity to universities and colleges in the immediate San Francisco area.  Utilizing our management team’s experience; our Company policy is to implement the best practices to locate and then develop older properties into newer updated residences.  Planned capital improvements include enhancing the efficiencies and replacement of outdated and obsolete systems for durability. Our Company policy is to provide the latest appointments and amenities which we hope will result in a comfortable and inviting experience for our tenants.

There are numerous higher education institutions in the Northern California.  Students attending these universities often are from outside of Bay area communities and as such demand a short term lease of residential housing for the period of which they are attending those schools.  We believe there is a demand and the policy of the Company is to provide housing to this market by developing and managing such properties through our business strategy.  Schools such as Sonoma State University, University of California Davis and San Mateo Skyline College were initially selected to determine the profitability of our business plan.  These schools were selected due to the fact that all are within 50 miles radius of San Francisco Bay Area.

Currently there are no sources of credit available to our company and our Company policy is to have an equity financing of the property under the Corporation’s name.  We believe ABC can gain favorable financing and the Company policy is a maximum of 60% Loan to Value for such real estate investments from mortgage lenders.

COMMENT:

Business Overview, page 25

2.

We note that you have identified an initial property.  Please clarify and expand your disclosure to discuss if the acquisition of this property is probable.  Also, tell us and disclose if you have entered into any contracts or commitments related to this property or the financing of the acquisition.  We may have further comment.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have clarified and expanded our discussion to discuss if the acquisition of this property is probable.  In addition, we have disclosed that we have not entered into any contracts or commitments related to this property or the financing of the acquisition.  We have provided a copy of the revisions below as they now appear in the amended filing.

Our plan is to successfully raise the Maximum Offering of $300,000; this will enable the Company to implement our business plan and purchase a property with 4-5 bedrooms.  We have identified an area within three miles of the Sonoma State University campus where several properties are available.  The properties range in price from $306,000 to $382,000 and they have three to five bedrooms. (Source: http://www.zillow.com/homedetails/Rohnert-Park-CA-94928)   We have identified a foreclosure property listed at $344,100 located 2.9 miles from the Sonoma State University campus as an initial property which is the type of property for our company to target for purchase.  The home is a 2,610 square foot two story structure and it has five bedrooms and three bathrooms.  This home is situated on a lot where it has the potential to add two more bedrooms.  We plan to finance this property, or one similar, by paying $204,100 for a down payment and closing costs and finance the balance with a lender.  Based on the purchase price of $344,100 we will be placing approximately a 59% down payment and financing the 41% balance with a lender.  This plan of financing is based on the Company raising $300,000 through our offering.   Please refer to section titled “Use of Proceeds” for the use of proceeds detail.  This level of raise also provides us with the funds to add the additional two bedrooms to the structure which we also have budgeted in the Use of Proceeds.  Please note that at this time the acquisition of this property is not yet probable as the Company has not entered into any contracts or commitments related to this property or the financing of the acquisition.

COMMENT:

Plan of Operations, page 58

3.

We note your response to comment 8 of our comment letter dated September 12, 2012.  Please tell us whether you have engaged any lender at the 5% rate.  If not, please revise your disclosure to delete the reference to a definite interest rate.  Additionally, please tell us if you are in discussions with lenders to get financing for 70% of the purchase price if you raise only 50% of the maximum offering.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have deleted the reference to a definite interest rate.  In addition, we have revised the filing to provide a discussion regarding financing if we only raise 50% of the maximum offering.  We have provided a copy of the discussion as it now appears in the revised filing.

If the Company were to raise 50% of the Maximum Offering ($150,000) we plan to purchase a smaller property with 2-3 bedrooms.  We plan to purchase a property for approximately $250,000 within a few miles of the Sonoma State University campus.  The Company has budgeted $102,600 for a down payment and closing costs if we raise $150,000.  We have funds budgeted at this level for building improvements, but not to the extent of adding additional rooms to the structure.  Please refer to section titled “Use of Proceeds” for the use of proceeds detail.  Purchasing a property of the type described above will require us to finance no more than 60% and place a down payment including closing costs of 40%.  Management has identified lenders that provide 60% financing, but at this time we have not had any discussions or entered into any contracts or commitments for the financing or an acquisition.

COMMENT:

Background Information About Our Officers and Directors, page 63

4.

We note your response to comment 9 of our comment letter dated September 12, 2012 and re-issue the comment.  Please name the business employment when describing each person’s business experience.  Please refer to 401(e) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our filing to include the business of employment, duties, and dates for all of our officers and directors in compliance with Item 401(e) of Regulation S-K.  We have provided below a copy of the revisions as they now appear in the amended filing.

BACKGROUND INFORMATION ABOUT OUR OFFICERS AND DIRECTORS

The following information sets forth the backgrounds and business experience of the directors and executive officers of the Company.  We have also provided the background of our management team of the Company.

Farshid Raafat – Chief Executive Officer, President and Director -  From 1999 through current Mr. Raafat has been employed as an Insurance Agent with AAA Insurance, Danville, California.  His scope of responsibilities are within the property claims operation. Mr. Raafat is a Chartered Property & Casualty Underwriter (CPCU), and has the following professional designations: Associate in Management (AIM), Associate in Claims (AIC), Associate in Information Technology (AIT), Associate in Insurance Accounty & Finance (AIAF), and Associate in Reinsurance (ARe). Previous work experience includes ten years employment with NorthCal Insurance Services, Oakland, California.  Mr. Raafat has a MBA from Saint Mary's College of California and bachelor degree in mathematics from Oklahoma State University.

Reza Noorkayhani – Chief Financial Officer, Secretary, Treasurer, Chief Accounting Officer and Director -  Mr. Noorkayhani is a Certified Public Account with the firm Accurate Accounting Consultants, San Francisco, California from 2001 through current.  His duties include providing business planning and analytics for various small and start-up companies.  Preparation of the monthly financial statements.  Manage tax functions, including federal and state income, payroll, and sales use. In May 2009 Mr. Noorkayhani received his license as a California Realtor where he primarily serves the San Francisco Bay area.  Additionally, he has over 10 years of residential housing management experience in San Francisco managing two apartment buildings.  In 2009 Mr. Noorkayhani was the Controller with Cypress Wealth Advisors, LLC, located in San Francisco, California.  Mr. Noorkayhani ‘s responsibilities included; oversee partnership accounting and portfolio reporting of $500 million to partners, calculate and update monthly fund prices and partnership balances, complete income tax returns for 17 managed partnerships and other business entities, analyze and prepare trust, estate, gift and individual tax returns for high net-worth clients, and liaison with outside auditors to ensure the successful completion of annual audits.  From 2006 -2008 Mr. Noorkayhani was the Controller for The Orphanage Visual Effects Studios located in San Francisco, California.  Responsibilities included; restructured accounting general ledger, controls and procedures for a growing visual effects film company, successfully designed and implemented multi-user Peach Tree Accounting system, establish and implement short- and long-range departmental goals, objectives, policies, and operating procedures, and supervised processing and approval of revenue, expenses and departmental budgets.  Mr. Noorkayhani holds a Master of Science in Business Administration degree from San Francisco State University – 1996, and a Bachelor of Science in Mathematics degree from Philips University, Enid, Oklahoma – 1984.

Alexander Asemi - Chief Marketing Director: From 2009 through current; Mr. Asemi is a Research Analyst for Questus Global, San Francisco, California.  Questus Global is a business services company that assists clients with business plans and ideas to prepare them for approaching investors.  His responsibilities include reviewing incoming projects and proposals and after analyzing the opportunities he provides recommendations to the firm’s Director.  Mr. Asemi has done extensive research on the student housing market in the San Francisco Bay area.  In 2009 he graduated with honors from the W.P. Carey School of Business at Arizona State University with a Bachelors of Science in Finance.  In the past three years he has been a market analyst for an investment banking company.

Joseph Marshall - Project Development Manager: Mr, Marshall is a Manager at JW Marriott Hotel, San Francisco, California where he has been employed from 2007 through current.  He manages three rental properties in the San Francisco Bay area and one in Washington State.   Mr. Marshall has more than twenty years of experience in renovating and managing rental properties. Mr. Marshal actively acquires, develops and manages rental properties in the San Francisco Bay area.  He has the experience and the skills to renovate, design and manage rental properties, and specifically single residence occupancy units.

Hooshang Davanloo - Project Development Manager: From 1982 through current; Mr. Davanloo was a general manager and is now the owner of Contempo, San Francisco, California.  Contempo is a Hair Products company in the retail and service industry.  Mr. Davanloo is also a property manager for several locations and operates all repairs, interior design and management of the properties.  Prior work experience includes twelve years’ experience in construction and remodeling of commercial and residential buildings as a job captain.

Mohamad Etehadieh - Construction and Remodeling Manager: Mr. Etehadieh is a Research Analyst for Questus Global, San Francisco, California from 2009 through current.  Questus Global is a business services company that assists clients with business plans and ideas to prepare them for approaching investors. His responsibilities include reviewing incoming projects and providing analysis of the opportunity.  From 2004 through 2009 Mr. Etehadieh was a property manager for multi-family residential properties in the San Diego, California area.  Prior work experience includes over twenty years’ experience in construction and remodeling of commercial and residential buildings.

Furthermore, the Company acknowledges that;

•

should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Farshid Raafat

Farshid Raafat